# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ECD Automotive Design, Inc., CIK 0001922858
CUSIP: 27877D203
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 4390 Industrial Lane, Kissimmee, Florida (FL), 34758
Date of event which requires filing of this statement: 11/25/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001953838-25-000008
Filed by CIK 0001953838

## Reporting persons
- ECDA Bitcoin Treasury LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 377,527; sole dispositive power 0; shared dispositive power 377,527; aggregate amount beneficially owned 377,527 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- SZOP Opportunities Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 377,527; sole dispositive power 0; shared dispositive power 377,527; aggregate amount beneficially owned 377,527 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- SZOP Multistrat LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Please see note in Item 4(a).
- SZOP Multistrat Management LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Please see note in Item 4(a).
- Kerry Propper: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Please see note in Item 4(a).
- Antonio Ruiz-Gimenez: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Spain (U3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Please see note in Item 4(a).

## Item 1. Issuer
Name of issuer: ECD Automotive Design, Inc.
Address of issuer's principal executive offices:
4390 Industrial Lane
Kissimmee, Florida 34758

## Item 2. Person Filing
Name of person filing:
ECDA Bitcoin Treasury LLC
SZOP Opportunities Management LLC
SZOP Multistrat LP
SZOP Multistrat Management LLC
Kerry Propper
Antonio Ruiz-Gimenez
Address of principal business office or, if none, residence:
1 Pennsylvania Plaza, Suite 4810
New York, New York 10119
Citizenship:
ECDA Bitcoin Treasury LLC - Delaware
SZOP Opportunities Management LLC - Delaware
SZOP Multistrat LP - Delaware
SZOP Multistrat Management LLC - Delaware
Kerry Propper - United States
Antonio Ruiz-Gimenez - Spain

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
ECDA Bitcoin Treasury LLC - 377,527*
SZOP Opportunities Management LLC - 377,527*
SZOP Multistrat LP - 0*
SZOP Multistrat Management LLC - 0*
Kerry Propper - 0*
Antonio Ruiz-Gimenez - 0*

*The common stock (the "Shares") of ECD Automotive Design, Inc. (the "Issuer") reported herein represents Shares that may be purchased by ECDA Bitcoin Treasury LLC (the "Holding Company") pursuant to an Equity Purchase Facility Agreement (the "Purchase Agreement"), between the Holding Company and the Issuer.

This amendment is being filed in connection with SZOP Multistrat LP's transfer of its ownership interests in the Holding Company to an affiliated entity, SZOP Opportunities Management LLC (the "Manager", and collectively with the Holding Company, the "Reporting Persons") on November 25, 2025. As such, this amendment reflects the current ownership structure of the Holding Company. The Manager is managed by a board of managers comprised of three persons which requires that voting and disposition decisions with respect to the Shares be approved by a majority of the managers. As such, this amendment also serves as an exit filing for each of SZOP Multistrat LP, SZOP Multistrat Management LLC, Kerry Propper and Antonio Ruiz-Gimenez as those reporting persons no longer beneficially own Shares within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act").

Under the Purchase Agreement, at the Issuer's sole discretion, the Holding Company may be required to purchase Shares, in accordance with the terms and subject to the conditions and limitations of the Purchase Agreement. One of such limitations is that the Purchase Agreement prohibits the Holding Company from purchasing any Shares, which, when aggregated with all other Shares then beneficially owned by the Holding Company and its affiliates, would result in the beneficial ownership by the Holding Company and its affiliates exceeding 9.99% of the Shares outstanding (the "Ownership Limitation").

As such, the percent of class reported herein gives effect to the Ownership Limitation and is based upon the Shares outstanding as of November 25, 2025 plus the approximate total number of Shares that the Reporting Persons may acquire at the direction of the Issuer (subject to the Ownership Limitation) in accordance with Rule 13d-3(d)(1)(i) under the Act.

The Reporting Persons are electing to file this Schedule 13G solely to the extent that, for the purposes of Rule 13d-3 of the Act, the Reporting Persons are deemed to beneficially own the Shares pursuant to the Purchase Agreement. The filing of this report shall not be deemed an admission, for purposes of Section 13 of the Act, as amended, or for any other purpose. Each of the Reporting Persons (and previous reporting persons) disclaim beneficial ownership of the Shares reported herein except to the extent of such Reporting Person's pecuniary interest, if any, therein.
Percent of class:
ECDA Bitcoin Treasury LLC - 9.9%
SZOP Opportunities Management LLC - 9.9%
SZOP Multistrat LP - 0.0%
SZOP Multistrat Management LLC - 0.0%
Kerry Propper - 0.0%
Antonio Ruiz-Gimenez - 0.0%
Sole power to vote or to direct the vote:
ECDA Bitcoin Treasury LLC - 0
SZOP Opportunities Management LLC - 0
SZOP Multistrat LP - 0
SZOP Multistrat Management LLC - 0
Kerry Propper - 0
Antonio Ruiz-Gimenez - 0
Shared power to vote or to direct the vote:
ECDA Bitcoin Treasury LLC - 377,527*
SZOP Opportunities Management LLC - 377,527*
SZOP Multistrat LP - 0*
SZOP Multistrat Management LLC - 0*
Kerry Propper - 0*
Antonio Ruiz-Gimenez - 0*
Sole power to dispose or to direct the disposition:
ECDA Bitcoin Treasury LLC - 0
SZOP Opportunities Management LLC - 0
SZOP Multistrat LP - 0
SZOP Multistrat Management LLC - 0
Kerry Propper - 0
Antonio Ruiz-Gimenez - 0
Shared power to dispose or to direct the disposition:
ECDA Bitcoin Treasury LLC - 377,527*
SZOP Opportunities Management LLC - 377,527*
SZOP Multistrat LP - 0*
SZOP Multistrat Management LLC - 0*
Kerry Propper - 0*
Antonio Ruiz-Gimenez - 0*

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I - JOINT FILING STATEMENT

## Signatures
- ECDA Bitcoin Treasury LLC: /s/ Kerry Propper, Kerry Propper, a Managing Member of its Manager (12/22/2025)
- SZOP Opportunities Management LLC: /s/ Kerry Propper, Kerry Propper, a Managing Member (12/22/2025)
- SZOP Multistrat LP: /s/ Kerry Propper, Kerry Propper, a Managing Member of the General Partner (12/22/2025)
- SZOP Multistrat Management LLC: /s/ Kerry Propper, Kerry Propper, a Managing Member (12/22/2025)
- Kerry Propper: /s/ Kerry Propper, Individually (12/22/2025)
- Antonio Ruiz-Gimenez: /s/ Antonio Ruiz-Gimenez, Individually (12/22/2025)